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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ---------

                                SCHEDULE 13G/A2
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)


                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  913378 10 5
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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                                SCHEDULE 13G/A2


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FINOVA Mezzanine Capital Inc.
                  62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (A)      N/A
         (B)      N/A
         (C)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         Total of 1,179,260 shares of Common Stock (on an as converted basis), consisting of 279,260 shares of Common Stock and 900,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant.

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         Total of 1,179,260 shares of Common Stock (on an as converted basis), consisting of 279,260 shares of Common Stock and 900,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant.

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Total of 1,179,260 shares of Common Stock (on an as converted basis), consisting of 279,260 shares of Common Stock and 900,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

         N/A


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.2 % of Common Stock

12.      TYPE OF REPORTING PERSON

         IV


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                                  SCHEDULE 13G
                                Amendment No. 2

ITEM 1(A).        NAME OF ISSUER:

                  Universal Automotive Industries, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3350 North Kedzie
                  Chicago, Illinois 60618-5722

ITEM 2(A).        NAME OF PERSON FILING:

                  FINOVA Mezzanine Capital Inc.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  500 Church Street
                  Suite 200
                  Nashville, TN  37219

ITEM 2(C).        CITIZENSHIP:

                  Tennessee

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(E).        CUSIP NUMBER:     913378 10 5

ITEM 3.           FILING PURSUANT TO RULE 13D-1(C):

                  This statement is filed pursuant to Rule 13-d-1(c)

ITEM 4.           OWNERSHIP.

                  If more than five percent of the class is owned, indicate:

                  (A)      AMOUNT BENEFICIALLY OWNED:

                  Total of 1,179,260 shares of Common Stock (on an as converted basis), consisting of 279,260 shares of Common Stock and 900,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant.

                  (B)      PERCENT OF CLASS:

                           16.2% of Common Stock

                  (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    1,179,260 shares of Common Stock, 900,000 shares only upon exercise of warrant


                                      44
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                           (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                    N/A

                           (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    1,179,260 shares of Common Stock, 900,000 shares only upon exercise of warrant

                           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    N/A

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                  SCHEDULE 13G


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  FINOVA MEZZANINE CAPITAL INC.



                                  By: /s/ Philip S. Clark
                                     ----------------------------------------
                                     Philip S. Clark
                                     Vice President - Group Counsel
                                     On behalf of FINOVA Mezzanine Capital Inc.

Date: February 14, 2001